Penfolds
Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia


LINDEMANS
Making life more enjoyable



31 May 2005

The Manager
Stop 3-9
Office of International Corporate Financ
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549


05008883

SUPPL

**SEC EXEMPTION NO 82-2692**

Dear Sir/Madam

**SOUTHCORP LIMITED - FILE 82-2692**
**FURTHER BOARD CHANGES**

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED



P D CONROY
**CHIEF GENERAL COUNSEL & COMPANY SECRETARY**

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine



ROSEMOUNT
ESTATE




LINDEMANS


31 May 2005

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

**SOUTHCORP FURTHER BOARD CHANGES**

Southcorp announced today that Chairman, Brian Finn and Non-Executive Director, Helen Lynch, have retired from the Board with immediate effect. A further Foster's-nominated appointment will be announced in due course to join Messrs Frank Swan, Trevor O'Hoy and Brian Healey.

Yours faithfully
SOUTHCORP LIMITED

P D CONROY
**CHIEF GENERAL COUNSEL & COMPANY SECRETARY**

Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia


LINDEMANS
making life more enjoyable

31 May 2005

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

**SEC EXEMPTION NO 82-2692**

Dear Sir/Madam

**SOUTHCORP LIMITED - FILE 82-2692**
**ISSUE OF SHARES**

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

P D CONROY
**CHIEF GENERAL COUNSEL & COMPANY SECRETARY**

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP

Penfolds
Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia


LINDEMANS
making life more enjoyable



31 May 2005

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam,

**ALLOTMENT OF SHARES**

We advise that 225,953 additional fully paid ordinary shares in the capital of the Company were allotted on 30 May 2005 at an issue price of $3.29 per share pursuant to the Southcorp Executive Share and Option Plan.

The new shares rank equally with all other shares in the Company in all respects.

Application will be made for quotation of the shares by Australian Stock Exchange Limited.

Yours faithfully
SOUTHCORP LIMITED

P D CONROY
**CHIEF GENERAL COUNSEL & COMPANY SECRETARY**

SOUTHCORP
*Southcorp Limited ABN 80 007 722 643*
*403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia*
*Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100*

Penfolds
Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia




LINDEMANS
making life more enjoyable

1 June 2005

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

**SEC EXEMPTION NO 82-2692**

Dear Sir/Madam

**SOUTHCORP LIMITED - FILE 82-2692**
**CANCELLATION OF OPTIONS**

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

P D CONROY
**CHIEF GENERAL COUNSEL & COMPANY SECRETARY**

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.


Australia's Most Famous Wine


ROSEMOUNT
ESTATE


LINDEMANS
making life more enjoyable

1 June 2005

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

**CANCELLATION OF OPTIONS**

We advise that the number of options to acquire additional fully paid ordinary shares in the capital of the Company set out below have been cancelled, as follows:

| Date Options Granted | Exercise Price | Date Options Cancelled | No. of Options Cancelled |
|---|---|---|---|
| 15 October 2003 | $3.36 | 31 May 2005 | 2,000,000 |
| 30 October 2003 | $2.83 | 31 May 2005 | 1,000,000 |

Yours faithfully
SOUTHCORP LIMITED

P D CONROY
**CHIEF GENERAL COUNSEL & COMPANY SECRETARY**

SOUTHCORP
*Southcorp Limited ABN 80 007 722 643*
*403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia*
*Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100*


Penfolds
Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia


1843
LINDEMANS
making life more enjoyable

31 May 2005

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

**SEC EXEMPTION NO 82-2692**

Dear Sir/Madam

**SOUTHCORP LIMITED - FILE 82-2692**
**FINAL NOTICE OF DIRECTORS' INTERESTS**

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

P D CONROY
**CHIEF GENERAL COUNSEL & COMPANY SECRETARY**

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine


ROSEMOUNT
ESTATE





LINDEMANS
making life more enjoyable

31 May 2005

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

**FINAL NOTICE OF DIRECTORS' INTERESTS**

Pursuant to Listing Rule 3.19A.3, enclosed please find Appendix 3Zs – Final Notice of Directors' Interests - for each of Mr T B Finn and Ms H A Lynch, who stepped down from the Board of the Company with effect from 31 May 2005.

Yours faithfully
**SOUTHCORP LIMITED**



P D CONROY
**CHIEF GENERAL COUNSEL & COMPANY SECRETARY**

Encl.

## Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest | **Number & class of securities** |
|---|---|
| N/A | N/A |

## Part 3 – Director's interests in contracts

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **No. and class of securities to which interest relates** | |

+ See chapter 19 for defined terms.

## Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest | **Number & class of securities** |
| --- | --- |
| N/A | N/A |

## Part 3 – Director's interests in contracts

| | |
| --- | --- |
| **Detail of contract** | N/A |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **No. and class of securities to which interest relates** | |

+ See chapter 19 for defined terms.